Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

GE Vernova and Montana Technologies Close Joint Venture to Manufacture Transformational

Air Conditioning and Atmospheric Water Harvesting Products

The 50/50 Joint Venture, Named AirJoule, LLC, Will Exclusively Manufacture and Supply

Air Conditioning and Atmospheric Water Harvesting Products in the Americas, Africa, and Australia

AirJoule Will Combine GE Vernova’s Proprietary Sorbent Materials and Coating Process with

Montana’s Patented Process and System into Various Air Conditioning Components and

Water Harvesting Products, Building on Strategic Partnerships with BASF, CATL, Carrier,

US Department of Energy, and the Rice Investment Group

CAMBRIDGE, MA and RONAN, MT March 11, 2024 – GE Vernova, a global leader in electrification, decarbonization, and energy solutions, today announced the close of a 50/50 joint venture (JV) with Montana Technologies LLC that will incorporate GE Vernova’s proprietary sorbent materials into systems that utilize Montana’s patented AirJoule® dehumidification, air conditioning, and atmospheric water harvesting technology. The new JV, named AirJoule, LLC, is one of the first business transactions from GE Vernova’s new Ventures and Incubation group, which is bringing leading energy transition innovations to customers by collaborating with startups.

The AirJoule® technology utilizes advanced sorbents and a self-regenerating pressure swing adsorption system to harvest thermal energy and pure water from air. GE Vernova, a recognized leader in the development of advanced materials technology for industrial systems, developed the atmospheric water harvesting technologies under the direction of Dr. David Moore. Dr. Moore also leads technology development for GE Vernova Advanced Research’s disruptive carbon capture portfolio, which seeks to deploy novel sorbent-based solutions that can enable a zero-carbon emissions future. Incorporating GE Vernova’s sorbent innovations into AirJoule® technology will enhance the performance of the JV’s energy-saving HVAC components as well as its atmospheric water harvesting products.

“As we work to electrify and decarbonize the world, supporting and scaling breakthrough technologies will be critical to the energy transition,” said GE Vernova CEO Scott Strazik. “By leveraging the work of our Advanced Research team with Montana’s technology, AirJoule® represents a strong step forward in reducing energy use and carbon emissions in the air conditioning industry and the future of air-to-water generation.”

“We are elated to have this fantastic joint venture collaboration with GE Vernova,” said Matt Jore, CEO of Montana Technologies. “The sorbent and coating innovations developed by the GE Vernova Advanced Research team combined with the system developed at Montana places us in a leading position to scale this technology to reduce energy consumption and address water scarcity.”

In support of the JV, GE Vernova has made an investment in Montana Technologies, following on recently announced investments from Carrier and the Rice Investment Group. Furthermore, GE Vernova’s Advanced Research team will provide support to the JV’s R&D function, and GE Vernova’s Dr. Bryan Barton will leave GE Vernova to lead the JV as its CEO. GE Vernova continues to work to identify and incubate other advanced technologies to drive similar outcomes.

“AirJoule® technology has the potential to revolutionize air conditioning efficiency and access to clean water globally,” said Dr. Bryan Barton. “This breakthrough leverages advancements across various scientific disciplines, allowing us, through collaborations, to deliver products that harvest pure water directly from the air while reducing energy consumption in cooling systems.”

Dr. Pete McGrail, Montana Technologies Chief Technology Officer and former PNNL Laboratory Fellow, said, “AirJoule is a transformational technology that combines advanced desiccant materials with novel engineered components to allow extraction of water from the atmosphere in a highly energy efficient manner. Once deployed, AirJoule systems should make an immediate impact in reducing energy consumption across a range of global applications, including dehumidification, air conditioning, water harvesting, and water heating, to name a few. It is a great scientific achievement that will aid in creating a better way of life for millions around the world.”

Montana Technologies announced on June 5, 2023 that it will combine with Power & Digital Infrastructure Acquisition II Corp (NASDAQ: XPDB, XPDBU, XPDBW). Following the closing of the business combination, which is expected to occur in March, Montana will trade on the NASDAQ under the ticker symbol “AIRJ”. GE Vernova expects to spin-off from General Electric Company on April 2, 2024.

Pat Eilers, CEO of XPDB, said, “Having exceeded the $50 million target minimum cash condition of pre de-SPAC financing for Montana Technologies is a testament to its transformational technology and its global supplier, manufacturing, and commercialization partners in BASF, GE Vernova, CATL, and Carrier. Montana Technologies’ AirJoule® product is ideally situated to capitalize on the $455 billion TAM for HVAC and air-to-water applications.”

About Montana Technologies

Montana Technologies is an atmospheric thermal energy and water harvesting technology company that provides efficient and sustainable air conditioning and pure water from air through its transformational AirJoule® technology. For more information, visit www.mt.energy.

About GE Vernova

GE Vernova is a planned, purpose-built global energy company that includes Power, Wind, and Electrification businesses and is supported by its accelerator businesses of Advanced Research, Consulting Services, and Financial Services. Building on over 130 years of experience tackling the world’s challenges, GE Vernova is uniquely positioned to help lead the energy transition by continuing to electrify the world while simultaneously working to decarbonize it. GE Vernova helps customers power economies and deliver electricity that is vital to health, safety, security, and improved quality of life. GE Vernova is headquartered in Cambridge, Massachusetts, U.S., with more than 80,000 employees across 100+ countries around the world. GE Vernova’s Advanced Research business is an innovation powerhouse, operating at the intersection of science and creativity to turn cutting edge research into impactful realities. Advanced Research collaborates with GE Vernova’s businesses across a broad range of technical disciplines to accelerate the energy transition.

About Power & Digital Infrastructure Acquisition II Corp

Power & Digital Infrastructure Acquisition II Corp (XPDB) is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements

Certain statements in this press release may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the Proposed Business Combination between XPDB and Montana, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the likelihood and ability of the parties to successfully consummate the Proposed Business Combination, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the amount of funds to be invested by Rice, the impact, cost and performance of the AirJoule®  technology once commercialized, the services offered by Montana and the markets in which Montana operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and XPDB's or Montana's projected future results. These forward-looking statements generally are identified by the words "believe," "predict," "project," "potential," "expect," "anticipate," "estimate," "intend," "strategy," "future," "forecast," "opportunity," "plan," "may," "should," "will," "would," "should," "will be," "will continue," "will likely result," and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the Proposed Business Combination may not be completed by XPDB's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by XPDB's stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB's public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the Proposed Business Combination and to support the future working capital needs of Montana; (v) the effect of the announcement or pendency of the Proposed Business Combination on Montana's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of Montana and potential difficulties in Montana's employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or Montana related to the agreement and the Proposed Business Combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the XPDB's securities on the NASDAQ; (x) the price of XPDB's securities, including volatility resulting from changes in the competitive and highly regulated industries in which Montana plans to operate, variations in performance across competitors, changes in laws and regulations affecting Montana's business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Montana's intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in XPDB's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement (as defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or Montana presently know or that XPDB or Montana currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB's definitive proxy statement contained in the Registration Statement, including those under "Risk Factors" therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and Montana assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor Montana gives any assurance that either XPDB or Montana will achieve its expectations.

Additional Information and Where to Find It

On February 20, 2024, XPDB filed a definitive proxy statement (the “Extension Definitive Proxy Statement”) with the SEC in connection with its solicitation of proxies for the Special Meeting of stockholders to be held on March 12, 2024 (the “Extension Meeting”). INVESTORS AND SECURITY HOLDERS OF XPDB ARE URGED TO READ THE EXTENSION DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THE COMPANY FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Extension Definitive Proxy Statement (including any amendments or supplements thereto) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov or by directing a request to: Power & Digital Infrastructure Acquisition II Corp., 321 North Clark Street, Suite 2440, Chicago, Illinois 60654.

Participants in the Solicitation

XPDB and its respective directors and officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Extension Meeting. Additional information regarding the identity of these potential participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the Extension Definitive Proxy Statement. You may obtain free copies of these documents using the sources indicated above.

Press Contacts

Montana Technologies:

Andy Maas; Daniel Yunger

Kekst CNC

MTMediaInquiries@kekstcnc.com

GE Vernova:

Treacy Reynolds, Public Affairs

Treacy.Reynolds@ge.com

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